LIGHTBRIDGE CORPORATION

April 1, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lightbridge Corporation Registration Statement on Form S-3 (File No. 333-254702) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Lightbridge Corporation, a Nevada corporation, hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-254702) and declare the Registration Statement effective as of Monday, April 5, 2021, at 4:00 p.m., Eastern time, or as soon as practicable thereafter.

Please contact the undersigned at (571) 730-1200, or David R. Crandall of Hogan Lovells US LLP at (303) 454-2449 with any questions.  Also, please notify Mr. Crandall when this request for acceleration has been granted.

Very truly yours, Lightbridge Corporation

By:	/s/ Seth Grae
Name: Seth Grae
Title: President and Chief Executive Officer

cc:        David R. Crandall, Hogan Lovells US LLP

11710 Plaza America Drive, Suite 2000
Reston, VA 20190

Phone: (571) 730-1200